UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2011.
Commission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .
The information contained in this Form 6-K shall be deemed filed with the Securities and Exchange Commission (“SEC”) solely for purposes of incorporation by reference into and as part of the following registration statement of the registrant on file with and declared effective by the SEC:
1.	Registration Statement — Form F-4 — File No. 333-175141

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: October 19, 2011	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance

BANCOLOMBIA ANNOUNCES EXTENSION OF EXCHANGE OFFER
Medellin, Colombia, October 19, 2011
Bancolombia S.A. announced today that:
•	it has extended until October 27, 2011 its offer to exchange up to $1 billion principal amount of its 5.950% Senior Notes due 2021 and up to $520 million principal amount of its 4.250% Senior Notes due 2016 which have been registered under the Securities Act of 1933 (the “New Notes”) for all of its outstanding unregistered 5.950% Senior Notes due 2021 and 4.250% Senior Notes due 2016 (the “Old Notes”), and

•	the exchange offer, which was previously scheduled to expire at 5:00 p.m., New York City time, on October 18, 2011, will now expire at 5:00 p.m., New York City time, on October 27, 2011, unless further extended.
Bancolombia S.A. has filed a registration statement to register the New Notes under the Securities Act of 1933. The exchange offer is being made upon the terms and subject to the conditions set forth in a prospectus dated September 15, 2011.
As of 5:00 p.m., New York City time, on October 18, 2011, $994,998,000 principal amount of the 5.950% Senior Notes due 2021 and $501,700,000 principal amount of the 4.250% Senior Notes due 2016 have been tendered and not withdrawn.
The Exchange Agent for the exchange offer is The Bank of New York Mellon.
The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest in the New Notes, you should read the prospectus in the registration statement and other documents the issuer has filed for the offering with the Securities and Exchange Commission for more complete information about Bancolombia S.A. You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, Bancolombia S.A. or the Exchange Agent will arrange to send you the prospectus if you request it by calling the Exchange Agent at (212) 815-5788.